Volta Inc.

155 De Haro Street

San Francisco, CA 94103

September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Erin Donahue

Re:	Volta Inc. Registration Statement on Form S-1 (File No. 333-259676) Filed September 21, 2021 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Volta Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on September 29, 2021, at 4:30 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP, outside counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

If you have any questions regarding this request, please contact Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

VOLTA INC.

By: /s/ Scott Mercer
Name: Scott Mercer
Title: Chief Executive Officer

cc: Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP